EXHIBIT 1

Excerpts from Quarterly Report on Form 10-Q of

Casella Waste Systems, Inc. for the Three Months Ended September 30, 2015

Commenting on Contested Solicitation at 2015 Annual Meeting by

JCP Investment Management, LLC and the other participants in its solicitation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	STOCKHOLDERS’ EQUITY

Recent Stockholder Events

On April 7, 2015, JCP Investment Partnership, LP notified us of its intention to nominate Brett W. Frazier, James C. Pappas and Joseph B. Swinbank for election as directors at our 2015 Annual Meeting of Stockholders in opposition to the three candidates that will be recommended for election by our Board of Directors. According to Amendment No. 2 to the Schedule 13D filed with the SEC by JCP Investment Partnership, LP, JCP Single-Asset Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management, LLC and James C. Pappas (collectively, the “JCP Group”) on September 10, 2015, the JCP Group beneficially owns approximately 5.7% of our outstanding Class A common stock. On September 29, 2015, the JCP Group filed its definitive proxy statement and definitive proxy card with the SEC with respect to its intended solicitation of proxies from our stockholders for the election of its two proposed nominees to our Board of Directors at our 2015 Annual Meeting of Stockholders. In its definitive proxy statement, the JCP Group indicated that it had dropped Mr. Swinbank from the slate of proposed nominees and that it was seeking to replace two members of our Board of Directors.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Operating Expenses—General and Administration

The period-to-period changes in general and administration expenses can be primarily attributed to the following:

…

•	Professional fees remained consistent quarterly and increased $0.3 million year-to-date, respectively. This is due primarily to $0.5 million quarterly and $0.8 million year-to-date of increased consulting and legal fees resulting from our responses to the advance notice of nomination sent to us by JCP Investment Partnership, LP, JCP Single-Asset Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management, LLC and James C. Pappas (collectively, the “JCP Group”) relating to its intention to nominate its own candidates for election as directors at our 2015 Annual Meeting of Stockholders in opposition to the three candidates that will be recommended for election by our Board of Directors. These costs were partially offset by lower accounting and audit fees associated with timing changes based on our change in fiscal year-end to December 31st.

Risk Factor Related to Proxy Contest

Proxy contests threatened or commenced against us could be disruptive and costly and the possibility that activist shareholders may wage proxy contests or gain representation on our Board of Directors could cause uncertainty about the strategic direction of our business.

On April 7, 2015, JCP Investment Partnership, LP notified us of its intention to nominate Brett W. Frazier, James C. Pappas and Joseph B. Swinbank for election as directors at our 2015 Annual Meeting of Stockholders in opposition to the three candidates that will be recommended for election by our Board of Directors. According to Amendment No. 2 to the Schedule 13D filed with the SEC by the JCP Group on September 10, 2015, the JCP Group beneficially owns approximately 5.7% of our outstanding Class A common stock. On September 29, 2015, the JCP Group filed its definitive proxy statement and definitive proxy card with the SEC with respect to its intended solicitation of proxies from our stockholders for the election of its two proposed nominees to our Board of Directors at our 2015 Annual Meeting of Stockholders. In its definitive proxy statement, the JCP Group indicated that it had dropped Mr. Swinbank from the slate of proposed nominees and that it was seeking to replace two members of the Board of Directors.

If the JCP Group continues to pursue a proxy contest or other actions at the 2015 Annual Meeting of Stockholders to elect directors other than those recommended by our Board of Directors, or takes other actions that contest or conflict with our strategic direction, any such actions could have an adverse effect on us because:

•	responding to proxy contests and other actions by activist shareholders such as the JCP Group can be costly and time-consuming, disrupt our operations, and divert the attention of our management and employees away from their regular duties and the pursuit of our business strategies;

•	perceived uncertainties as to our future direction as a result of changes to composition of our board may lead to the perception of a change in the direction of the business, instability or lack of continuity which may be exploited by our competitors, cause concern to our current or potential customers, may result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel and business partners and may affect our relationships with vendors, customers and other third parties;

•	these types of actions could cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business; and

•	if individuals are elected to our Board of Directors with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our shareholders.

For additional information concerning the above matters, please refer to the information under the caption “Background of the Contested Solicitation” in our definitive proxy statement filed with the SEC on September 22, 2015.